[JONES DAY LETTERHEAD]

May 15, 2009

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Letter Dated March 27, 2009

Dear Mr. Mew:

Reference is made to the letter (the “Letter”) submitted to the staff of the Securities and Exchange Commission (the “Commission”) on behalf of Macy’s, Inc., dated March 27, 2009 and  captioned “FOIA Confidential Treatment Request,” which was subsequently filed via EDGAR on April 9, 2009.  The purpose of this letter is to confirm that the reference in the first sentence of the Letter to “March 26, 2009” was intended to refer instead to “March 27, 2009.”

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:        Office of Freedom of Information and Privacy Act Operations

            Securities and Exchange Commission
            100 F Street, N.E.

            Mailstop 5100
            Washington, D.C. 20549

Milwood Hobbs, United States Securities and Exchange Commission